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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 10)

7-ELEVEN, INC.
(Name of Subject Company)

IYG HOLDING COMPANY
SEVEN-ELEVEN JAPAN CO., LTD.
SEVEN & I HOLDINGS CO., LTD.†
(Names of Filing Persons)

COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Youichi Tsuda
Manager, Legal Department
Seven-Eleven Japan Co., Ltd.
8-8 Nibancho, Chiyoda-ku
Tokyo 102-8455, Japan
(813) 6238-3711

(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
 Creighton O'M. Condon
Andrew B. Jánszky
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

†
Seven & I Holdings Co., Ltd. is a filing person solely with respect to the Rule 13e-3 Transaction Statement filed under cover of this Schedule TO.

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$1,283,654,100	$151,089

*
Estimated for purposes of calculating the amount of the filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), other than Shares owned by Seven-Eleven Japan Co., Ltd. ("Parent") and its subsidiaries, at a purchase price of $37.50 per Share, net to the seller in cash. According to the Company, as of September 15, 2005, there were 118,139,607 Shares outstanding (treating exercisable options as outstanding), of which 83,908,831 Shares are owned by Parent and its subsidiaries. As a result, this calculation assumes the purchase of 34,320,776 Shares.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2005 issued by the Securities and Exchange Commission on December 9, 2004. Such fee equals 0.011770% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$120,600	Amount Previously Paid:	$30,489
Filing Party:	Seven-Eleven Japan Co., Ltd. IYG Holding Company	Filing Party:	Seven & I Holdings Co., Ltd. Seven-Eleven Japan Co., Ltd. IYG Holding Company
Form or Registration No.:	Schedule TO-T	Form or Registration No.:	Schedule TO-T/A
Date Filed:	September 6, 2005	Date Filed:	October 21, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☒
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 10 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission (the "SEC") on September 6, 2005 by Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), and IYG Holding Company, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), relating to the Amended Offer (as defined below) by Purchaser to purchase all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company"), not owned by Parent and its subsidiaries, at an increased price of $37.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 6, 2005, as amended by amendments to the Schedule TO filed by Parent with the SEC (the "Offer to Purchase"), and the related original (blue) Letter of Transmittal, as amended and supplemented by the Supplement, dated October 24, 2005 (the "Supplement"), to the Offer to Purchase and the related revised (purple) Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Amended Offer").

Item 12. Exhibits.

(a)(1)(xxiv)	Press Release issued by Seven & I Holdings Co., Ltd. on November 9, 2005.
(a)(1)(xxv)	Press Release issued by Seven-Eleven Japan Co., Ltd. and 7-Eleven, Inc. on November 9, 2005.

Item 13. Information Required by Schedule 13E-3.

  Item 11. Interest in Securities of the Subject Company.

        At 12:00 midnight, New York City time, on Tuesday, November 8, 2005, the tender offer expired. Based on the report by the depositary, Purchaser acquired approximately 26,640,096 Shares (including guaranteed deliveries) pursuant to the Amended Offer. The tendered Shares combined with the Shares already owned by Parent and Purchaser represent approximately 95.4 percent of the Shares. All Shares validly tendered prior to the expiration of the Amended Offer were accepted for payment.

        The full text of the press releases announcing completion of the Amended Offer are attached as Exhibits (a)(1)(xxiv) and (a)(1)(xxv) hereto and incorporated herein by reference.

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SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2005

IYG HOLDING COMPANY
By:	/s/ Nobutake Sato
Name: Nobutake Sato
Title: Vice President & Director
SEVEN-ELEVEN JAPAN CO., LTD.
By:	/s/ Toshiro Yamaguchi
Name: Toshiro Yamaguchi
Title: President & COO
SEVEN & I HOLDINGS CO., LTD.
By:	/s/ Noritoshi Murata
Name: Noritoshi Murata
Title: President & COO

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(xxiv)	Press Release issued by Seven & I Holdings Co., Ltd. on November 9, 2005.
(a)(1)(xxv)	Press Release issued by Seven-Eleven Japan Co., Ltd. and 7-Eleven, Inc. on November 9, 2005.

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